SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GOODRICH PETROLEUM CORPORATION

(Name of Subject Company and Filing Persons (Issuer))

5.00% Convertible Senior Notes due 2029

(Title of Class of Securities)

382410AC2

(CUSIP Numbers of Class of Securities)

Michael J. Killelea

Senior Vice President, General Counsel and

Corporate Secretary

801 Louisiana Street, Suite 700

Houston, Texas 77002

(713) 780-9494

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Stephen M. Gill

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee**
$51,816,000	$6,674

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 5.00% Convertible Senior Notes due 2029 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date. As of August 28, 2014, there was $51,816,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $51,816,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction. The filing fee was previously paid in connection with the filing by Goodrich Petroleum Corporation of the original Schedule TO.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,674	Filing Party: Goodrich Petroleum Corporation
Form or Registration No.: Schedule TO	Date Filed: September 2, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-14(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) is an amendment to the Tender Offer Statement on Schedule TO (“Schedule TO”) initially filed with the Securities and Exchange Commission on September 2, 2014 by Goodrich Petroleum Corporation (the “Company”) with respect to the right of each holder (each, a “Holder”) of the Notes to sell and the obligation of the Company to repurchase the Notes, as set forth in the Company Notice to Holders of the 5.00% Convertible Senior Notes due 2029, dated September 2, 2014 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).

This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein. Except as specifically provided herein, the information contained in the Schedule TO and the Option Documents remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO and the Option Documents.

This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

“The Holders’ right to surrender their Notes for purchase by the Company pursuant to the terms of and subject to the conditions set forth in the First Supplemental Indenture and the Option Documents expired at 5:00 p.m., New York City time, on September 30, 2014 (the “Expiration Date”). The Company has been advised by Wells Fargo Bank, National Association, as depositary (the “Depositary”), that Notes in an aggregate principal amount of $45,124,000 were validly surrendered and not withdrawn prior to the expiration of the Put Option, plus accrued and unpaid interest to, but not including, the Expiration Date. The Company has accepted for purchase all these Notes for a purchase price of $1,000 in cash per $1,000 principal amount. The Company has delivered the aggregate purchase price of $45,124,000 for the accepted Notes to the Depositary for distribution to the Holders. Following the Company’s purchase of the Notes pursuant to the Put Option, $6,692,000 in aggregate principal amount of the Notes remains outstanding.”

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended and supplemented by adding the following language:

Exhibit Number	Description

(a)(1)	Company Notice to Holders of 5.00% Convertible Senior Notes due 2029, dated September 2, 2014.*

(a)(5)	Press release issued on September 2, 2014.*

(b)	Not applicable.

(d)(1)	Indenture, dated as of September 28, 2009, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, File No. 1-12719, filed with the SEC on September 30, 2009).

(d)(2)	First Supplemental Indenture, dated as of September 28, 2009, between the Company and the Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, File No. 1-12719, filed with the SEC on September 30, 2009).

(d)(3)	Second Supplemental Indenture, dated as of April 1, 2011, between the Company, the Subsidiary Guarantor and the Trustee (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 10-K, File No. 1-12719, filed with the SEC on February 22, 2013).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2014	Goodrich Petroleum Corporation

	By:	/s/ Michael J. Killelea
	Name:	Michael J. Killelea
	Title:	Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Company Notice to Holders of 5.00% Convertible Senior Notes due 2029, dated September 2, 2014.*

(a)(5)	Press release issued on September 2, 2014.*

(b)	Not applicable.

(d)(1)	Indenture, dated as of September 28, 2009, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, File No. 1-12719, filed with the SEC on September 30, 2009).

(d)(2)	First Supplemental Indenture, dated as of September 28, 2009, between the Company and the Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, File No. 1-12719, filed with the SEC on September 30, 2009).

(d)(3)	Second Supplemental Indenture, dated as of April 1, 2011, between the Company, the Subsidiary Guarantor and the Trustee (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 10-K, File No. 1-12719, filed with the SEC on February 22, 2013).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.